CONFIDENTIAL - 00-10-02 DERMATOLOGY LINE ACQUISITION CC SCRIPT.DOC
10/02/00

                                         Securities Act of 1933 and deemed filed
                                                         pursuant to Rule 14a-12
                                          Subject Company: Elan Corporation, plc
                                                        Commission No. 333-10726


                                      FINAL
                              DURA PHARMACEUTICALS
                  DERMATOLOGY LINE ACQUISITION CONFERENCE CALL
                             Monday, October 2, 2000
                         10:30a.m. Pacific Daylight Time
                            Dial In #: (212)346-0130
                Playback #: (800)633-8284; reservation #1652-5817

OPERATOR:
Welcome to today's conference call with Dura Pharmaceuticals. Participating from Dura will be Cam Garner, Dura's Chairman and Chief Executive Officer, Bob Whitehead, Dura's President and Chief Operating Officer, Diane Goostree, Dura's Vice President, Business Development and Mike Borer, Dura's Senior Vice President and Chief Financial Officer. Mr. Garner, please begin.

CAM:
Good morning! Thank you for participating in Dura's conference call for the announcement of our acquisition of the exclusive U.S. distribution rights for, and an option to acquire, the dermatology product line from Glaxo Wellcome and the creation of a new Dura Dermatology Division. Although we are very excited about our pending merger with Elan, this conference call will focus exclusively on the acquisition of the dermatology product line. We will not discuss our pending merger with Elan during this call or during the Q&A session as it is premature to do so at this time. We will

CONFIDENTIAL - 00-10-02 DERMATOLOGY LINE ACQUISITION CC SCRIPT.DOC
10/02/00


defer all questions about the merger until after the transaction closes. At that time, both companies intend to give guidance and information on strategy, vision, potential synergies and the management structure going forward.

We will proceed with today's conference call as follows: Diane, who was responsible for negotiating this transaction, will provide a strategic overview of the transaction, Bob will cover the dermatology line and outline our plans to create a Dermatology Division, Mike will discuss the financial implications of this transaction, and I will close. After our prepared presentation, we will be available to answer your questions. Before we begin, Mike will review with you our policy regarding forward-looking statements.

MIKE:
Thanks Cam. Except for the historical and factual information discussed in this call, statements made during this telephone conference may constitute forward-looking statements, including targets, estimates, plans, expectations, goals and projections, which involve risks and uncertainties. Those risks and uncertainties include, among others: our ability to complete our merger with Elan, our ability to execute our refocused strategy, risks associated with the creation and successful operation of a to-be-formed dermatology division, the effectiveness of our sales forces in promoting our products, our success in acquiring additional marketed products, risks associated with the successful development and commercialization of the inhaled insulin product candidate and our Spiros-Registered Trademark- S2 technology, our dependence on third

CONFIDENTIAL - 00-10-02 DERMATOLOGY LINE ACQUISITION CC SCRIPT.DOC
10/02/00


parties for manufacturing and development, the competitiveness of the pharmaceutical industry, and other risks detailed from time to time in our filings with the Securities and Exchange Commission. Actual results may differ materially from those projected, including future growth in product sales and earnings. Any forward-looking statements represent our judgment as of the date and time of this call. We do not intend to update any such forward-looking statements at any time.

                           OVERVIEW OF THE TRANSACTION

CAM:
Thanks Mike. Now, Diane will share with you the details of the transaction announced this morning.

DIANE:
Thanks Cam. Dura has signed an exclusive U.S. distribution agreement with a purchase option for Glaxo Wellcome's dermatological product line, consisting of Cutivate-Registered Trademark-, Temovate-Registered Trademark-, Aclovate-Registered Trademark-, Oxistat-Registered Trademark- and Emgel-Registered Trademark-. Under the distribution agreement, Glaxo will be responsible for the manufacture and supply of the products for Dura and Dura will be responsible for marketing and distribution. As such, we will begin booking revenues immediately. At the end of 2002, Dura can exercise an option to acquire the products at a predetermined multiple of 2002 sales, subject to specified minimum and maximum amounts. If the option to purchase the products is exercised, Dura will also assume responsibility for manufacture and supply of the products.

CONFIDENTIAL - 00-10-02 DERMATOLOGY LINE ACQUISITION CC SCRIPT.DOC
10/02/00


Strategically, this transaction and the creation of a Dura Dermatology Division demonstrate our continued commitment and ability to execute our growth strategy. By building a Dermatology Division, we are adding another high-potential platform for additional product acquisitions. During the 1990s, Glaxo Wellcome's dermatology division has been rated one of the top dermatology divisions by Scott Levin based on the quality of their products and services. A dermatology franchise is especially attractive to us as it addresses a very narrow and deep therapeutic channel where we can be competitive without substantial increases in selling infrastructure. These five dermatology products further diversify our product portfolio, and broaden our scope into another specialty-focused market adding to our hospital based and primary care portfolio and business base.

As part of our Business Development strategy moving forward, we will continue to examine multiple in-line product opportunities, as well as transactions that fall into what we're describing as specialty-focused markets - markets where a relatively small number of physicians write a majority of the prescriptions for the class of products.

Now, I'll turn the presentation over to Bob to provide more detail on the product line as well as our plans to create a Dermatology Division.

                         PRODUCTS & DERMATOLOGY DIVISION

CONFIDENTIAL - 00-10-02 DERMATOLOGY LINE ACQUISITION CC SCRIPT.DOC
10/02/00


BOB:
Thanks Diane. I'd like to talk briefly about the dermatology market, the products and our plans for building a new division.

First however, let me say that we are extremely pleased that Glaxo Wellcome selected Dura as its "partner of choice" to promote their entire dermatological line in the U.S. We competed against approximately 30 companies, some of whom have significant dermatology franchises already in place.

We believe Glaxo selected Dura for four specific reasons.

1. Our history of acquiring under-resourced brands, and dedicating resources to them creating substantial revenue growth, as we have most recently done with Azactam-Registered Trademark- and Nasarel-Registered Trademark-,

2. Our recent success in professionally building an experienced specialty-focused sales team, albeit in the hospital sector, and

3. The quality of our management team and our sophisticated sales and marketing organization with capabilities to increase revenue for the product line.

4. Our ability to complete transactions with and deliver on commitments to other partners such as Lilly, Bristol Myers Squibb and Allergan.

CONFIDENTIAL - 00-10-02 DERMATOLOGY LINE ACQUISITION CC SCRIPT.DOC
10/02/00


As Diane mentioned, the Glaxo line consists of five brands, Cutivate-Registered Trademark-, Temovate-Registered Trademark-, Aclovate-Registered Trademark-, Oxistat-Registered Trademark- and Emgel-Registered Trademark-.

First, Cutivate-Registered Trademark-, Temovate-Registered Trademark- and Aclovate-Registered Trademark- - These are three products indicated for the relief of inflammation, redness, swelling, pain and itching associated with corticosteroid-responsive dermatosis, such as psoriasis and eczema. For patients who suffer from these symptoms, dermatologists will consider different potency classes of medication depending on the severity of the patient's condition. The goal for physicians is to prescribe the lowest potency class of steroid possible, while still achieving a therapeutic effect. Accordingly, we will offer three different potency classes beginning with the lowest, Aclovate-Registered Trademark-. Cutivate-Registered Trademark- is a medium potency treatment, while Temovate-Registered Trademark- is for patients who require a high potency medication. While these three products complement one another very well, we see the greatest revenue and growth potential in Cutivate-Registered Trademark-. We will position this product first in our dermatology products call plan.

Regarding the other two products in the franchise, Oxistat-Registered Trademark-is an antifungal indicated to treat dermal fungal infections such as athlete's foot, and Emgel-Registered Trademark- is a topical antibiotic indicated for acne.

Steroids, anti-fungals and topical antibiotic products account for over 50% of all dermatology product sales. Within these three therapeutic areas, a market of over $1.4 billion in 1999 in the U.S., the Glaxo product line was the third largest in IMS audited product sales, making Dura a significant player in this specialty-focused niche literally overnight. The dermatology

CONFIDENTIAL - 00-10-02 DERMATOLOGY LINE ACQUISITION CC SCRIPT.DOC
10/02/00


market is one in which strong brand franchises have historically done well. Dermatologists tend to be more loyal to a brand than other physicians and the Glaxo line, while not promoted significantly over most recent periods, enjoys an excellent image among this group. We believe the growth potential as a result, with substantial promotion, is very significant.

With our promotional plan for 2001, we expect the products will contribute to pharmaceutical revenues in 2001 in the mid $60 million range. Beyond 2001, we expect to grow the product revenues through focused promotional efforts, line extensions of the existing product lines and additional product acquisitions.

Effective immediately, Dura is responsible for the sales and marketing of these five products. We plan to expeditiously build an experienced Dermatology Division that will start to personally promote the product line in the fourth quarter of this year. We are recruiting approximately 75 sales and marketing professionals for our division, including a senior level executive who will oversee the Division's sales, marketing and support functions. Of the 75 people, we plan to hire approximately 60 sales representatives to personally promote the product line. This number of sales representatives compares well to other Dermatology sales groups such as Watson/Oclassen with approximately 60 representatives, Medicis with approximately 70 representatives, and Ortho Dermatology with approximately 50 representatives. Based on our sales target for 2001 and our target of managing this revenue stream with 60 representatives, sales per

CONFIDENTIAL - 00-10-02 DERMATOLOGY LINE ACQUISITION CC SCRIPT.DOC
10/02/00


representative should approximate $1 million with the opportunity to grow higher with our successful promotion.

While we are in the process of creating the Dermatology Division, we will employ a variety of non-personal promotional initiatives to promote and sample the product line.

In addition to building a top-notch Dermatology Division, we recognize that product line extensions and additional product acquisitions are viable strategies to grow the business. Given the strong brand recognition for the Glaxo line, we believe that pursuing development of new forms of these products is financially prudent and could add to revenue growth. Therefore, we plan to fund such activities as well as build the business as I mentioned, through additional transactions. Our goal is to become the most capable and most professional of the competing companies in the category.

Let me now turn the call over to Mike to review the financial implications of this transaction.

                             FINANCIAL IMPLICATIONS
MIKE:
Thanks Bob. I will address in summary the financial terms of the transaction and provide guidance regarding the financial impact expected from the dermatology product line and division.

CONFIDENTIAL - 00-10-02 DERMATOLOGY LINE ACQUISITION CC SCRIPT.DOC
10/02/00


Under the distribution agreement, Dura will make annual distribution payments in 2001 and 2002 to Glaxo of approximately $45 million. At the end of 2002, Dura can exercise an option to acquire the products at a predetermined multiple of the 2002 sales, subject to specified minimum and maximum amounts. The option exercise price, if the option is exercised, will be paid in the first quarter of 2003 and in 2004. The payment structure under the distribution agreement preserves a substantial portion of our current cash resources and allows the cash flow generated from sales of the products to contribute significantly to covering the required payments through 2002.

Financially, the addition of the dermatology product line should have a significant impact on Dura's pharmaceutical sales and earnings. As Bob mentioned, we will immediately begin to build our Dermatology Division to aggressively promote and begin to grow the dermatology product line in late 2000. We expect the dermatology product line to generate sales in the fourth quarter of 2000 of approximately $13 million and sales in 2001 in the mid $60 million range.

Glaxo will continue to manufacture the dermatology products through the term of the distribution agreement at costs that are expected to produce gross margins for the product line in the low 70% range.

Incremental operating expenses pertaining to the dermatology division are expected to be in the high $30 to $40 million range for 2001. Included in operating expenses will be an annual distribution fee in the $15 to $17

CONFIDENTIAL - 00-10-02 DERMATOLOGY LINE ACQUISITION CC SCRIPT.DOC
10/02/00


million range through 2002 with product rights amortization in the low $20 million range beginning in 2003.

The expected earnings impact from the Dermatology Division, after giving effect to incremental income taxes in the high 30% range, is as follows:

- For the fourth quarter of 2000, we expect the Dermatology Division to be slightly accretive to earnings.

- For 2001 and beyond, we expect the Dermatology Division to contribute significantly to our earnings growth adding to our previously communicated goal of growing annual earnings in the low-to-mid 20% range.

In summary, the dermatology product line adds to our growing portfolio of promoted pharmaceutical products and confirms our commitment to acquire products that will add to our annual earnings growth target on our core business in the low-to-mid 20% range.

Now, I'll turn the presentation back to Cam to close.

CAM:
Thanks, Mike.

I appreciate you taking time to learn about the transaction and our plans to create a first-class Dermatology Division.

CONFIDENTIAL - 00-10-02 DERMATOLOGY LINE ACQUISITION CC SCRIPT.DOC
10/02/00


We are very excited about this transaction as it provides Dura and its stockholders with significant opportunities.

- By acquiring the product line and creating a Dermatology Division, we are establishing another platform for growth in terms of acquiring other products to leverage the to-be-created sales and marketing infrastructure.

- We expect the dermatology products to contribute significantly to our revenue and earnings growth moving forward, and finally

- We have established an important relationship with yet another major pharmaceutical company.

As we move into the latter part of 2000 and while we are working towards completing the merger with Elan, we will continue to focus on executing our strategy and achieving our stated goals. We are focused on:

     1. Continuing the growth of our current six patent-protected, promoted products and acquiring additional commercialized products that fall into what we're describing as specialty-focused markets;

     2. Advancing the development and commercialization of inhaled insulin, which we are pursuing in collaboration with Eli Lilly & Company;

     3. Continuing development of the Spiros-Registered Trademark- S2 technology. We are very excited about the capabilities and opportunities of this new inhaler technology and we are aggressively seeking partnering relationships to expedite the full market potential of this technology platform; and

     4.   Expeditiously building a first-class Dermatology Division.

CONFIDENTIAL - 00-10-02 DERMATOLOGY LINE ACQUISITION CC SCRIPT.DOC
10/02/00


In terms of the acquisition of Dura by Elan, we are diligently working together to meet the regulatory requirements and prepare for a special meeting of Dura stockholders to vote on this transaction. We will not comment any further on the pending merger with Elan. As mentioned at the beginning of the call, we will not address any questions about the merger during the question and answer session. We will defer questions until after the merger closes. At that time, both companies intend to give guidance and information on strategy, vision, potential synergies and the management structure going forward.

Thank you for your attention and participation in this conference call. We appreciate your interest in and your support of Dura Pharmaceuticals.

We are now available to take your questions. Operator, will you please review the instructions?

THE FOREGOING COMMUNICATION IS BEING FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934. THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER OR SALE OF SECURITIES. STOCKHOLDERS OF DURA PHARMACEUTICALS, INC. ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS WHICH WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-4 TO BE FILED BY ELAN CORPORATION, PLC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE IT WILL

CONFIDENTIAL - 00-10-02 DERMATOLOGY LINE ACQUISITION CC SCRIPT.DOC
10/02/00


CONTAIN IMPORTANT INFORMATION. AFTER SUCH DOCUMENT IS FILED, IT WILL BE AVAILABLE FROM DURA PHARMACEUTICALS, INC. THROUGH THE CONTACT LISTED BELOW.

DURA PHARMACEUTCALS, INC.
7475 LUSK BOULEVARD
SAN DIEGO, CALIFORNIA  92121
ATTENTION: CORPORATE SECRETARY
(800) 859-8585